UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 1-11588

Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan

(Full title of plan)

SAGA COMMUNICATIONS, INC.

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

(Name of issuer of securities held pursuant to plan and address of its principal executive office)

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Table of Contents

Financial Statements and Supplemental Schedule

Years ended December 31, 2016 and 2015

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Saga Communications, Inc.

Employee’s 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2016, and 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Saga Communications, Inc. Employees’ 401(k) Saving and Investment Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP

Farmington Hills, Michigan

June 23, 2017

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets

Investments, at fair value	$33,570,172	$29,546,278
Investments, at contract value	6,853,861	5,872,097

Receivables:
Employer contributions	273,993	258,279
Notes receivable from participants	671,608	651,640
Total receivables	945,601	909,919

Net assets available for benefits	$41,369,634	$36,328,294

See accompanying notes.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2016	2015
Additions to net assets attributed to
Investment income (loss):
Interest, dividends and capital gains	$624,188	$607,084
Net realized and unrealized appreciation (depreciation) in fair value of investments	3,048,268	(694,823)
Interest income on notes receivable from participants	30,291	27,938
Participant contributions	2,349,203	2,235,217
Employer contributions	273,993	258,279
Total additions	6,325,943	2,433,695

Deductions from net assets attributed to
Benefit payments	1,284,603	4,626,154
Total deductions	1,284,603	4,626,154

Net increase (decrease) in net assets	5,041,340	(2,192,459)
Net assets available for benefits:
Beginning of year	36,328,294	38,520,753
End of year	$41,369,634	$36,328,294

See accompanying notes.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements

Years ended December 31, 2016 and 2015

1. Description of Plan

The following description of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information, Saga Communications, Inc. (the “Company”) is the plan sponsor. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all employees who have completed 90 days of employment, reached the age of twenty-one, and have been credited with 250 hours of service within the first 90 day period of employment or 1,000 hours of service during a 12 month period (prior to July 1, 2014, we required employees to complete one year of employment before they were eligible to participate in the Plan). The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was amended and restated on August 1, 2015 to bring the plan into compliance with the Pension Protection Act of 2006 and other legislative and regulatory changes. This amendment and restatement did not have an impact on the Plan’s financial statements.

Contributions

Contributions to employees’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k).

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed as Saga Common Stock. The participant may immediately transfer those dollars to other investment options.

For the 2016 and 2015 plan years, the Company made discretionary contributions of $273,993 and $258,279, respectively, which was allocated to participants up to a maximum of 25% of the first 5% of a participating employee’s compensation for the related plan year, not to exceed $1,000 for those participants employed at the end of the related plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter in which the loan originates plus 1%. Principal and interest are paid ratably through payroll deductions and are credited to the participant’s account.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company.  Expenses paid by the Company are excluded from these financial statements.  Fees related to the administration of participant distributions are charged directly to the participant’s account and are include in benefit payments.  Investment related expenses are included in net appreciation of fair value of investments. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses had been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, then the participant loan balance is reduced and a benefit payment is recorded.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820) – Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Plan adopted this standard on January 1, 2016, including retroactive application. The adoption of ASU 2015-07 did affect certain disclosures related to fair value measurements as presented in Note 3.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part 1) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”), which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar year closest to the plan’s fiscal year end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. The Plan adopted this standard on January 1, 2016 and has adjusted the Plan’s disclosures accordingly.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 –	Observable inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for assets measured at fair value as of December 31, 2016 and 2015:

Investments measured at Net Asset Value (“NAV”) – Pooled separate accounts are valued on a net unit value basis as determined by Prudential Retirement Insurance Company (“Prudential”) on the last business day of the Plan year. The values of these investments are valued using audited financial statements that provide value ranges for each fund, or when audited financial statements are unavailable, fair value is based on the NAV considering the units held as of year-end. The investments underlying the Plan’s pooled separate accounts are mutual funds that primarily include domestic and international equities and domestic fixed income securities.

Mutual Fund – The mutual funds are held in separate investment accounts, which are valued using NAV provided by the administrator of the fund and reported on the NASDAQ exchange. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. equities, fixed income securities, commodities and domestic and international real estate. Fair value is based on the daily closing price as reported by the fund.

Saga Common Stock – The Saga common stock is valued at the closing price reported on the NYSE MKT stock exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.

9

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	9,395,737	—	—	9,395,737
Saga Common Stock	6,256,879	—	—	6,256,879
Total assets in the fair value hierarchy	15,652,616	—	—	15,652,616
Investments measured at NAV(a)	—	—	—	17,917,556
Investments at fair value	$15,652,616	$—	$—	$33,570,172

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	8,662,012	—	—	8,662,012
Saga Common Stock	4,612,546	—	—	4,612,546
Total assets in the fair value hierarchy	13,274,558	—	—	13,274,558
Investments measured at NAV(a)	—	—	—	16,271,720
	$13,274,558	$—	$—	$29,546,278

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net asset available for benefits.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

4. Guaranteed Income Fund – Investment Contract with Insurance Company

The Plan contains an investment in a Guaranteed Income Fund (“Fund”), which is supported by a group annuity insurance contract with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and fees.

Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Under this contract participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value within reasonable timeframes. The contract is affected directly between the plan sponsor and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provisions, the contract is considered to be benefit responsive.

The Fund is an insurance company issued, general account backed, group annuity with no maturity date. Upon a discontinuance of the contract, contract value would be paid no later than 90 days from the date the Plan Sponsor provides notice to discontinue. This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a fair value adjustment does not apply upon discontinuance. There are not any specific securities in the insurer’s general account that back the liabilities of this annuity contract. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Income Contract (GIC) and therefore there are not any known cash flows that could be discounted. As a result, the fair value is equal to the contract value.

Generally there are not any events that could limit the ability of the Plan to transact at contract value within 90 days of request or in rare circumstances, contract value paid over a longer time period. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated April 29, 2014, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2014-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6. Risks and Uncertainties

The Plan provides investment alternatives in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Party Transactions

The Plan holds units of pooled separate accounts managed by Prudential, the trustee of the Plan. The Plan also provides for an investment option in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

During the years ended December 31, 2016 and 2015 the Plan recorded dividend income of $270,503 and $195,758, respectively, from the Company’s shares.

12

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-2683519                   Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2016

	(b) Identity	(c ) Description of Investments,
	of Issue, Borrower,	Including Maturity Date, Rate of		(e ) Current
(a)	Lessor or Similar Party	Interest, in fair value of investments:	(d) Cost (1)	Value

*	Guaranteed Income Fund	Investment Contract		$6,853,861
	Fidelity Contrafund Account	Mutual Fund		4,121,881
	Vanguard Wellington / Admiral Fund	Mutual Fund		2,560,548
*	International Blend / Wellington Fund	Pooled Separate Account		1,911,080
*	Balanced I / Wellington Management Fund	Pooled Separate Account		1,713,770
*	Dryden S&P 500 Index Fund	Pooled Separate Account		1,597,865
*	Investment Grade Corporate Bond / PIM Fund	Pooled Separate Account		1,584,880
*	T Rowe Price Growth Stock Strategy	Pooled Separate Account		1,357,917
*	Large Cap Value / LSV Asset Management Fund	Pooled Separate Account		1,342,305
*	Small Cap Value / Kennedy Capital Fund	Pooled Separate Account		1,237,909
	American Century Ultra Account	Mutual Fund		1,120,984
	Fidelity Growth and Income Account	Mutual Fund		1,098,413
*	Mid Cap Growth / Artisan Partners Fund	Pooled Separate Account		1,097,149
*	Mid Cap Growth / Times Square Fund	Pooled Separate Account		1,015,322
*	Oppenheimer Global Class A	Pooled Separate Account		909,300
*	Mid Cap Value / Integrity Fund	Pooled Separate Account		797,510
*	Large Cap Value / Barrow Hanley Fund	Pooled Separate Account		713,371
*	Small Cap Blend / Glenmede Fund	Pooled Separate Account		607,224
*	Prudential Real Asset Z	Mutual Fund		493,911
*	High Yield Bond / Prudential Fund	Pooled Separate Account		480,596
*	Prudential Day One IFX Targ Bal	Pooled Separate Account		438,026
*	Invesco Small Cap Growth Strategy	Pooled Separate Account		374,826
*	International Growth / Artisan Partners	Pooled Separate Account		278,876
*	Core Bond Enhanced Index / PIM Fund	Pooled Separate Account		201,119
*	Templeton Foreign Strategy	Pooled Separate Account		150,456
*	Large Cap Blend / AJO Fund	Pooled Separate Account		108,055

*	Saga Communications, Inc.	Common Stock		6,256,879
*	Participant loans receivable	Interest rates 4.25%-8.25%		671,608
	Total investments			$41,095,641

(1)	Cost is not required for participant-directed investments.
*	Prudential Retirement Insurance Company, including associated funds, participants and the Company are parties-in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC.
EMPLOYEES’ 401(K) SAVINGS AND
INVESTMENT PLAN

Date: June 23, 2017	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: June 23, 2017	/s/ Catherine Bobinski
Catherine Bobinski
Senior Vice President and
Chief Accounting Officer

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EXHIBIT INDEX

Exhibits

23.1	Consent of UHY LLP

15